AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

October 11, 2013

VIA EDGAR

Deborah Skeens, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

File Nos. 033-13954 and 811-05141

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on September 10, 2013, concerning post-effective amendment (“PEA”) No. 102 to the Pacific Select Fund (the “Registrant”) registration statement on Form N-1A (the Prospectus (“Prospectus”) and Statement of Additional Information (“SAI”)), which was filed on August 2, 2013 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the Tactical U.S. Strategy Portfolio and Tactical International Portfolio (each a “Fund”). Set forth in the numbered paragraphs below are the staff comments followed by the Registrant’s responses.

Prospectus Comments:

1.	Comment: Principal Risks (Both Funds): Please explain supplementally why Government Regulation Risk is an appropriate principal risk for each Fund given that neither industry nor market sectors are principal investment strategies.

Response: This risk will be deleted for each Fund.

2.	Comment: Names of the Funds:

(a)	Tactical U.S. Strategy Portfolio: Because the Fund includes the word “U.S.” in its name, please apply the 80% names rule pursuant to Rule 35d-1 of the Investment Company Act of 1940, as amended, or otherwise explain why the Fund is not subject to Rule 35d-1.

Response: As disclosed in the second sentence of the “Principal Investment Strategies” section in the Fund’s prospectus, the phrase “Tactical U.S. Strategy” in the Fund’s name refers to the Fund’s investment strategy of “using a tactical long/short investment strategy to increase or decrease exposure to the U.S. large-capitalization equity market (as represented primarily by securities in the S&P 500 Index).” As a result, the Fund is not required to adopt an 80% policy pursuant to Rule 35d-1.

(b)	Tactical International Portfolio: Because the Fund uses “International” in its name, please explain supplementally how the fund will “connote diversification among investments in a number of different countries throughout the world.” See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) (“Release 24828”).

Response: In accordance with the expectations of the SEC expressed in Release 24828, the Fund normally invests its assets in investments that are tied economically to a number of countries throughout the world. As disclosed in the third sentence of the “Principal Investment Strategies” section in the Fund’s prospectus, the Fund “actively buys and sells derivatives (futures and swaps) that correlate with the MSCI EAFE Index.” The MSCI EAFE Index (Europe, Australasia, Far East) is a market capitalization-based index that is designed to measure the equity market performance of developed markets, excluding the U.S. and Canada. As of August 31, 2013, the countries included in the MSCI EAFE Index were: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

3.	Comment: Principal Investment Strategies (Both Funds):

(a)	Each Fund’s disclosure notes that its exposure to its respective index “may be up to 100% short or 100% long.” Please explain supplementally the percentage of net assets of each Fund that is expected to be invested in fixed income securities which serve as collateral for the derivatives positions.

Response: Each Fund will invest a percentage of net assets in fixed income securities to serve as collateral for the derivatives positions to the extent necessary to cover the Fund’s potential liability created by the respective derivatives positions as required by Section 18(f) of the 1940 Act and related guidance thereunder, including Securities Trading Practices of Registered Investment Companies, Investment Company Act. Release No. 10666 (April 18, 1979) (“Release 10666”). The Trust has adopted policies and procedures regarding the amount of assets required to be segregated.

(b)	Please also clarify in the disclosure the percentage of net assets of each Fund that is expected to be invested under normal market conditions in equity index derivatives versus fixed income securities or explain supplementally why such disclosure is not appropriate.

Response: Each Fund’s Prospectus disclosure states that the Fund’s primary investment will be derivatives (futures and swaps) on the respective index to effect its tactical long/short investment strategy, with “[t]he remainder of the Fund’s assets” being invested in fixed income securities which serve as collateral for these derivatives positions. A Fund’s exposure to equity markets – and therefore the amount of its investments in derivatives – will vary based on the forecasted volatility of those equity markets. Because each Fund’s equity market exposure will vary over time, it is not possible to specify a specific percentage of the Fund’s assets that will be invested in derivatives. However, as noted above and disclosed in the Prospectus and SAI, each Fund will invest in fixed income securities as collateral for the Fund’s derivative investments as required by applicable law and available SEC guidance.

SAI Comment:

4.

In the first paragraph under the “Swap Agreements and Options on Swap Agreements” section beginning on page 55, Registrant discloses that the Funds may engage in total return swaps. When funds engage in total return swaps, they must set aside an appropriate amount of segregated assets. See Release 10666. The SEC issued a concept release recently to request assistance and solicit public comment in its evaluation of whether the regulatory framework, as it applies to funds’ use of derivatives, continues to meet the purposes and policies underlying the 1940 Act and is consistent with investor protection. See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011). This includes addressing whether market practices involving derivatives meet the leverage requirements consistent with the 1940 Act and applicable SEC guidance. Accordingly, please acknowledge that the SEC or its staff may issue future rules or guidance on derivatives, such as total return swaps, and leverage, including guidance regarding coverage requirements, which could impact the policies of the Funds and how they operate.

Response: So acknowledged.

Part C Comment:

5.	Comment: Please note that all agreements for the new Funds must be filed prior to the effective date of this PEA.

Response: The Registrant intends to file any agreements required pursuant to Item 28 of Form N-1A prior to the effective date of this PEA.

General Comments:

6.	Comment: Please provide all missing information (e.g., name of independent accounting firm) by PEA prior to the effective date of this Registration Statement.

Response: The Registration Statement disclosure will be amended accordingly.

7.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the PEA.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

8.	Comment: Derivatives:

(a)	Please review each Fund’s principal risk disclosure relating to derivatives instruments in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (“ICI letter”) to ensure that each Fund’s principal risk disclosure is appropriately tailored for each Fund.

Response: The principal risk disclosure regarding derivatives has been reviewed and reflects the guidance provided in the ICI letter.

(b)	Please also confirm supplementally that the types of instruments named in the Derivatives Risk disclosure are consistent with the investment strategies of each of the Funds.

Response: So confirmed.

If you have any questions or further comments regarding this matter please contact me at 949-219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Paul Hastings LLP

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